Exhibit 21.1

Subsidiaries

The following is a list of subsidiaries of HG Holdings, Inc. as of December 31, 2022:

Name of Subsidiary	State Organized

National Consumer Title Insurance Company	Florida
HG Managing Agency, LLC	North Carolina
National Consumer Title Group, LLC	Florida
Title Agency Ventures, LLC	Florida
Omega National Title Agency, LLC	Florida